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03011920

AB 3/3/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C. 181

| SEC FILE NUMBER |
|---|
| 8- 50562 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyebanc, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North Fallsview Lane
(No. and Street)

Wake Forest (City) North Carolina (State) 27587 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Zeller (919) 570 - 8115
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William Zeller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyebanc, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BOBETTA ZELLER NOTARY PUBLIC WAKE COUNTY, N.C.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Skyebanc, Inc.*

*Financial Report*

*December 31, 2002*

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Skyebanc, Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Skyebanc, Inc. as of December 31, 2002, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyebanc, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 14, 2003

# Skyebanc, Inc.

## Statement of Financial Condition
## December 31, 2002

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 18,208 |
| Deferred tax asset | | 3,981 |
| Total Assets | $ | 22,189 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Accounts payable | $ | 10,140 |
| Total Liabilities | | 10,140 |
| **Stockholder's Equity** | | |
| Common stock, par value 33.334 cents; 100,000 shares authorized; 20,000 shares issued and outstanding | | 6,667 |
| Addition paid-in capital | | 31,071 |
| Retained earnings | | (25,689) |
| Total Stockholder's Equity | | 12,049 |
| Total Liabilities and Stockholder's Equity | $ | 22,189 |

The accompanying notes are an integral part of these financial statements

## Skyebanc, Inc.

**Statement of Income and Retained Earnings**
**For the Year Ended December 31, 2002**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 187,490 |
| Interest income | 40 |
| | 187,530 |
| **Operating Expenses** | |
| Commissions | 49,117 |
| Postage | 932 |
| Overhead expense | 128,572 |
| Licenses and permits | 11 |
| Regulatory fees | 500 |
| Professional fees | 17,454 |
| Total operating expenses | 196,586 |
| Net Income Before Income Taxes | (9,056) |
| Income Tax | (2,239) |
| Net Loss | (6,817) |
| Retained Earnings at Beginning of Period | (1,134) |
| Member Distributions | (17,738) |
| Retained Earnings at End of Period | $ (25,689) |

The accompanying notes are an integral part of these financial statements

**Skyebanc, Inc.**

**Statement of Cash Flows**
**For the Year Ended December 31, 2002**

| | | |
|---|---|---|
| **Operating Activities** | | |
| Net loss | $ | (6,817) |
| Adjustments to reconcile income to net cash provided by operating activities: | | |
| Deferred Income Taxes | | (3,639) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | 3,473 |
| Accounts payable | | 9,365 |
| Accrued income taxes | | 1,144 |
| Net Cash Provided by Operating Activities | | 3,526 |
| **Financing Activities** | | |
| Proceeds from additional paid-in capital | | 20,000 |
| Dividends paid | | (17,738) |
| Net Cash Provided by Financing Activities | | 2,262 |
| Increase in Cash and Cash Equivalents | | 5,788 |
| Cash and Cash Equivalents at Beginning of Year | | 12,420 |
| Cash and Cash Equivalents at End of Year | $ | 18,208 |

The accompanying notes are an integral part of these financial statements.

# Skyebanc, Inc.

## Notes to Financial Statements
## December 31, 2002

### Note 1 - Significant Accounting Policies

Description of Business
Skyebanc, Inc. is a limited-purpose, registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable annuity life insurance products.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during 2002. The Company paid income taxes of $256 during 2002.

### Note 2 – Income Taxes

The Company reports income on the cash basis of accounting for tax purposes. Deferred taxes are provided on the difference between taxable income calculated on the cash basis of accounting and book income calculated on the accrual method of accounting. Net operating losses (NOL) are being carried forward. The federal NOL of $1,568 will expire in 2021. The state NOL of $7,378 will expire in 2011. An allocation of current and deferred income taxes is as follows:

| | |
|---|---|
| Current State | $ 800 |
| Current Federal | 600 |
| Deferred State | - |
| Deferred Federal | (3,639) |
| | $ (2,239) |

## Skyebanc, Inc.

### Notes to Financial Statements
### December 31, 2002

**Note 3 - Net Capital Requirements**

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2002, the Company had net capital of $7,865, which was $2,865 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 128.9%.

**Note 4 - Control Requirements**

There are no amounts, as of December 31, 2002, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

**Note 5 - Reconciliation Pursuant To Rule 17a-5(d)(4)**

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2002 unaudited Focus report and this report. The net effect on net capital was $-0-.

| | | |
|---|---|---|
| Net capital as reported on the unaudited Focus report of December 31, 2002 | $ | 7,865 |
| Increase in nonallowable assets as a result of post Focus accrual adjustments | | (3,981) |
| Increase in ownership equity as a result of post Focus accrual adjustments | | 3,981 |
| Net Capital as Audited | $ | 7,865 |

# Skyebanc, Inc.

## Computation of Net Capital Pursuant to Rule 15c3-1(f)
## December 31, 2002

| | |
|---|---|
| **Net Capital** | |
| Shareholder's equity | $ 12,049 |
| Less nonallowable assets | 3,981 |
| Net capital before haircuts on security position | 8,068 |
| Haircuts on securities | (203) |
| Net capital | $ 7,865 |
| Aggregate Indebtedness | $ 10,140 |
| Net capital required based on aggregate indebtedness | $ 676 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (Based on minimum dollar requirement) | $ 5,000 |
| Excess Net Capital | $ 2,865 |
| Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness) | $ 6,851 |
| Percentage of Aggregate Indebtedness to Net Capital | 128.9% |

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Skyebanc, Inc.

In planning and performing our audit of the financial statements of Skyebanc, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
Skyebanc, Inc.
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 14, 2003